

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2011

Linda Fischer, Chief Executive Officer
Sur Ventures, Inc.
500 Newport Center Drive, Suite 800
Newport Beach, CA 92660

> Re: **Sur Ventures, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 13, 2010**
> **File No. 333-171141**

Dear Ms. Fischer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please revise the cover page to indicate at the top of the page the aggregate number of shares covered by the registration statement, including the 2 million shares to be offered by the company and the 276,500 shares to be offered by the selling shareholders.

2. Please remove the statement that begins "If all of the shares offered are purchased," or revise it to disclose the proceeds to you at various subscription levels, for instance, at 0%, 25%, 50%, 75% and 100%. Please revise the cover page to specifically address the "no minimum" structure of the transaction. In this regard, the cover page should reflect the possibility that all of the shares may not be sold and should discuss the range of possible outcomes, including the possibility that the amount raised may be minimal and may not even cover the costs of the offering. Please revise other relevant sections of the prospectus to address the impact that selling less than the maximum number of registered shares could have on your business plans.

3.	Please expand the table so that it reflects the range of possible outcomes at the various percentage levels indicated in the comment above, including the possibility that none of the shares may be sold. In addition, please revise to disclose the proceeds to you net of expenses on a per share basis and for the total amount of the offering. Refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary

The Offering, page 4

4.	Please revise the Use of Proceeds discussion to disclose the proceeds on a net basis at the various percentage levels indicated above. Your discussion of how the proceeds will be used "if all the offered shares are purchased" does not appear to be appropriate in a best-efforts offering that has no minimum requirement. Please revise.

Risk Factors, page 5

General

5.	Please revise your risk factors where possible to provide quantified disclosure regarding such matters as the extent to which you are dependent on customers and suppliers. For instance, it appears from Note 3 to the financial statements that as of September 30, 2010, a single customer accounted for 100% of your outstanding receivables and approximately 84% of your sales for the fiscal year ended September 30, 2010. Please revise your risk factor disclosure to describe in more specific detail your substantial dependence on this customer and tell us whether this customer is currently, or was at any time during the business relationship, a related party. Please also revise your business section discussion to include a more detailed discussion of your customer dependence. Finally, tell us whether you have any contractual agreements with this customer that are required to be filed as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The concurrent offering of shares by our selling shareholders…, page 7

6.	As you note on the cover page, once your shares are quoted on the OTC Bulletin Board, selling shareholders will be able to sell their shares at prevailing market prices or privately negotiated prices, which prices may be lower than the price at which the company is required to sell its shares. Please expand this risk factor to discuss in greater detail the potential negative impact that sales in a secondary market would have on the company's stock price and on the company's ability to sell shares at the fixed purchase price.

Use of Proceeds, page 8

7.   You state that your sole officer, Ms. Fischer, has agreed to contribute funds to pay the offering expenses in the event your current revenues are insufficient. Please state whether you have an agreement in writing to this effect. Since you also state that Ms. Fischer is not obligated to make any such payment, it appears that risk factor disclosure may be warranted in the event that your revenues are not sufficient to cover the offering expenses and Ms. Fischer declines to contribute funds to pay those expenses.

8.   You state on page 9 that based on your revenues to date, you anticipate that your revenues for 2011 will be sufficient to pay the additional expenses of being a public company if you raise $60,000 or less in the offering. Since you have stated elsewhere that you will need to raise a minimum of $60,000 from the offering to fund your operations for the next 12 months, please explain this statement or revise.

Dilution, page 9

9.   It appears that the column headers in your dilution table are reversed. For instance, the amounts included in the "100%" column for (a) net tangible book value after giving effect to the offering; (b) increase in net tangible book value per share attributable to cash payments made by new investors; and (c) per share dilution to new investors appears to include amounts assuming 25% of the shares are sold. Similarly, the amounts included in the 75% column appear to include calculations based on the assumption that 50% of the shares are sold. Please revise your disclosures accordingly.

Description of Business, page 15

General

10.   Please explain your statement on page 15 that you "filed a fictitious business name to do business in Orange County, California as Sur Technologies in October 2010."

Suppliers, page 16

11.   We note that your products are provided by a small number of suppliers. Please provide the names of any principal suppliers of your products. See Item 101(h)(4)(v) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 18

12.   We note the company needs to raise at least $60,000 to pay for the cost of this offering and fund your proposed business activities. You also indicate that you will need to raise $240,000 in this offering to "fully implement" your business plans. Please expand your

disclosures, both here and in the Description of Business, to describe in detail what fully implementing your business plan entails and how your business will differ as more shares are sold. For instance, we note from your disclosures on page 8 that you intend to hire a new employee if you sell 75% or more of the shares in this offering. Describe the role this new employee will play in the implementation of your business plan. Also, on page 18 you indicate that if you are able to sell all of the shares in this offering your business will increase as you will be able to increase your marketing efforts. However, according to the chart on page 8, the amount of proceeds allocated to marketing expenses does not change after you have sold at least 50% of the shares in this offering. Explain further these apparent inconsistencies. In addition, describe any other changes that you intend to execute if you raise more than the $60,000 needed to pay for this offering and fund your proposed business plan.

Certain Relationships and Related Transactions

Related party transactions, page 18

13.   We refer to your December 15, 2007 agreement to compensate your president $2,000 per month and to pay such compensation at a later date when sufficient funds are available. You report that the accrued compensation due to your president pursuant to this agreement was $68,000 as of September 30, 2010. Please update your disclosure in your amended document to reflect the amount of accrued compensation as of the date your amended document is filed.

14.   In addition, please revise your disclosure to identify your president by name and tell us in your response why you have not filed the compensation agreement—or if the agreement was not reduced to writing a written description thereof—as an exhibit to the registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K.

15.   Note 6 to the financial statements indicates that you have an outstanding notes payable with a stockholder in the amount of $96,383 as of September 30, 2010. Please tell us whether the stockholder is a related party as defined in the Instructions to Item 404(a) of Regulation S-K. If so, please identify the stockholder and provide the disclosure required by Item 404(d). In addition, please file any related loan documents as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K or provide us with your analysis as to why you believe any such documents are not required to be filed.

Recent Sales of Unregistered Securities, pages 19 and 32

16.   For each sale of unregistered securities, please describe the facts relied upon that made each exemption available. See Item 701(d) of Regulation S-K. Where you limited your discussion to the statement that you relied on Section 4(2) only, you should state whether the purchasers were accredited or sophisticated and, if the latter, the specific information afforded to them.

17.   We note your report on Form D, file number 021-138194 filed on January 27, 2010, indicating that you sold securities in the amount of $1,800. It does not appear that you have provided the disclosure required by Item 701 of Regulation S-K relating to this unregistered offering. Please advise.

18.   As a related matter, you report that on April 1, 2010 you issued 235,000 shares of our common stock to unrelated investors at $0.10 per share. It appears, however, that no Form D was filed for this offering. Please advise.

Executive Compensation, page 20

19.   It appears from your disclosure elsewhere that the salary earned by Ms. Fischer at $24,000 per year has not in fact been paid to her. If this is true, the summary compensation table should include explanatory footnote or narrative disclosure. Please advise or revise as appropriate.

Financial Statements

Statements of Cash Flows, page 26

20.   Please explain the ($1,117) of "proceeds from the issuance of stockholder loan" for fiscal 2009. To the extent that this amount represents payments made on stockholder loans in excess of proceeds received, please consider either revising the line item description or presenting the payments and proceeds from this loan separately within the guidelines of ASC 230.

Notes to Financial Statements

Note 5. Accrued Expenses

21.   Your disclosures in Note 5 indicate that you currently have no employees and accordingly, you have no accrual for wages or compensated absences as of September 30, 2010. However, your disclosures in Note 9 indicate that accrued compensation due to the president totaled $68,000 at September 30, 2010. Please explain these inconsistencies or revise your disclosures accordingly.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 31

22.   Your disclosures indicate that on November 8, 2010, your Board of Directors appointed Q Accountancy Corporation to audit your financial statement. Tell us whether a different accounting firm audited your books and records prior to the appointment of Q Accountancy. If so, revise to include all of the disclosures required by Item 304 of Regulation S-K and also include, as Exhibit 16, a letter from your former accountants

Linda Fischer
Sur Ventures, Inc.
January 7, 2011
Page 6

stating whether they agree with the statements made in your revised disclosures and, if not, stating why they do not agree.

Undertakings, page 32

23. Given that the registration statement includes a primary offering of two million shares in addition to the offering by selling shareholders, please include the undertaking set forth in Item 512(a)(6) of Regulation S-K or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: via Facsimile (440) 848-6345
         Lan Nguyen
         Esquire Consulting, Inc.